UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES AND EXCHANGE ACT OF 1934
(Amendment No. 3)*

Atlassian Corporation Plc

(Name of Issuer)

Class A ordinary shares

(Title of Class of Securities)

G06242104

(CUSIP Number)

December 31, 2018

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. G06242104
1		NAME OF REPORTING PERSONS I.R.S IDENTIFICATION NOS. OF ABOVE PERSONS Michael Cannon-Brookes
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Australia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 62,985,351 (1)(2)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 62,985,351 (1)(2)
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 62,985,351 (1)(2)
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 35.9% (2)(3)(4)
12		TYPE OF REPORTING PERSON IN

(1)
Represents 8,536,861 Class B ordinary shares held by Michael Cannon-Brookes and 54,448,490 Class B ordinary shares held by Grokco Pty Ltd as trustee of the Grok Trust. The reporting person has sole voting power and sole dispositive power with respect to these shares.

(2)
Each Class B ordinary share is convertible into one Class A ordinary share at any time at the option of the holder and upon the occurrence of certain other events as described in the Issuer's Articles of Association. In addition, each Class B ordinary share will automatically convert into one Class A ordinary share upon any transfer, except for certain permitted transfers described in the Issuer's Articles of Association.

(3)
The percent of class was calculated based on 112,221,307 Class A ordinary shares outstanding as of December 31, 2018, as reported by the Issuer to the reporting person, plus 62,985,351 Class B ordinary shares beneficially owned by the reporting person, which are treated as converted into Class A ordinary shares only for the purposes of computing the percentage ownership of the reporting person pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended. Each Class A ordinary share is entitled to one vote and each Class B ordinary share is entitled to ten votes. The percentage reported does not reflect the ten for one voting power of the Class B ordinary shares.

(4)
There were 112,221,307 Class A ordinary shares and 127,283,703 Class B ordinary shares outstanding as of December 31, 2018, as reported by the Issuer to the reporting person, including the 62,985,351 Class B ordinary shares beneficially owned by the reporting person. The 62,985,351 Class B ordinary shares held by the reporting person represent approximately 45.5% of the aggregate combined voting power of the Class A ordinary shares and Class B ordinary shares.

Item 1

(a)	Name of Issuer:
Atlassian Corporation Plc

(b)	Address of Issuer’s Principal Executive Offices:
Exchange House, Primrose Street, London EC2A 2EG, c/o Herbert Smith Freehills LLP
Item 2

(a)	Name of Person Filing:
Michael Cannon-Brookes

(b)	Address of Principal Business Office or, if None, Residence:
Exchange House, Primrose Street, London EC2A 2EG, c/o Herbert Smith Freehills LLP

(c)	Citizenship:
Australia

(d)	Title of Class of Securities:
Class A ordinary shares

(e)	CUSIP Number:
G06242104

Item 3	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	[ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	[ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	[ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	[ ] An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	[ ] An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	[ ] A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	[ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	[ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[ ] A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	[ ] Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____
Item 4    Ownership.
(a) and (b)
Amount Beneficially Owned and Percent of Class:
62,985,351 Class B ordinary shares, representing 8,536,861 shares held of record by Michael Cannon-Brookes and 54,448,490 shares held of record by Grokco Pty Ltd as trustee of the Grok Trust, which when such shares are treated as converted into Class A ordinary shares only for purposes of computing the percentage ownership of the reporting person pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended, represent approximately 35.9% of the outstanding Class A ordinary shares. The percentage reported does not reflect the ten for one voting power of the Class B ordinary shares. The percent of class was calculated based on 112,221,307 Class A ordinary shares outstanding as of December 31, 2018, plus 62,985,351 Class B ordinary shares beneficially owned by the reporting person. There were 112,221,307 Class A ordinary shares and 127,283,703 Class B ordinary shares outstanding as of December 31, 2018. The 62,985,351 Class B ordinary shares held by the reporting person represent approximately 45.5% of the aggregate combined voting power of the Class A ordinary shares and Class B ordinary shares.
(c)    Number of shares as to which the person has:
(i)    Sole power to vote or direct the vote: 62,985,351
(ii)    Shared power to vote or to direct the vote: 0
(iii)    Sole power to dispose or to direct the disposition of: 62,985,351
(iv)    Shared power to dispose or to direct the disposition of: 0
Item 5    Ownership of Five Percent or Less of a Class.
Not applicable.
Item 6    Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable.
Item 8    Identification and Classification of Members of the Group.
Not applicable.
Item 9    Notice of Dissolution of Group.
Not applicable.
Item 10    Certifications.
Not applicable.
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 8, 2019

By:    /s/ Tom Kennedy
Tom Kennedy
Attorney in Fact for Michael Cannon-Brookes